Silicon Graphics International Corp.

46600 Landing Parkway

Fremont, California 94538

(510) 933-8300

December 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Silicon Graphics International Corp.
Withdrawal of Registration Statement on Form S-3
File Number: 333-177817

Ladies and Gentlemen:

Silicon Graphics International Corp. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3 (File No. 333-177817) filed with the United States Securities and Exchange Commission (the “Commission”) on November 8, 2011, together with all exhibits thereto (the “Registration Statement”).

The Company submits this request for withdrawal as it no longer wishes to pursue the contemplated public offering at this time. The Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act of 1933 (the “Act”) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement(s). In accordance with Rule 477(c) under the Act, the Company acknowledges that it may undertake subsequent offerings pursuant to Rule 155(c) under the Act.

Please send copies of the written order granting withdrawal of the Registration Statement to Silicon Graphics International Corp. at the address set forth above. If you have any questions with respect to this matter, please contact the undersigned at (510) 933-8300.

Sincerely,

/s/ Jennifer W. Pileggi

Jennifer W. Pileggi, Esq.
Senior Vice President, General Counsel & Secretary